Press Release

GreenPower Announces Term Loan Offering

Vancouver, Canada, May 13, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, announces a term loan offering of up to U.S. $2,000,000 from several lenders (the "Loan"). The Company may, at its discretion, elect to close the Loan in one or more tranches (each, a "Closing Date"). The Loan will be secured with a general security agreement on the assets of the Company subordinated to all senior debt with financial and other institutions and will bear interest of 12% per annum commencing on the date of advance (the "Advance Date") to and including the date all of the Company's indebtedness pursuant to the Loan is paid in full. The term of the Loan will be two years from the Advance Date.

The Company anticipates closing the first tranche of U.S. $500,000 from companies associated with the CEO and a Director of the Company (together, the "Initial Lenders"). Management anticipates that the Company will allocate the net proceeds from the Loan towards production costs, supplier payments, payroll and working capital.

As an inducement for the Loan, the Company will issue non-transferable share purchase warrants (each, a "Loan Bonus Warrant") to each Initial Lender with the number of Loan Bonus Warrants to be determined by the amount of the Loan to each Individual Lender divided by the Market Price (as such term is defined in the Policies of the TSX Venture Exchange (the "Exchange")) (the "Market Price"). Each Loan Bonus Warrant will entitle the holder to purchase one common share of the Company (each, a "Share") at an exercise price not less than the Market Price of the Shares on the Closing Date for a period of twenty-four (24) months from the Closing Date. The issuance of the Loan Bonus Warrants remains subject to acceptance by the Exchange.

For future tranches, the Company may issue Loan Bonus Warrants or bonus common shares (each, a "Loan Bonus Share") up to 20% of the amount of the Loan (determined by 20% of the amount of the Loan divided by the Market Price), or a combination of Loan Bonus Warrants and Loan Bonus Shares.

The Company may pay a finder's fee in connection with the Loan. Closing of the Loan is subject to a number of conditions, including receipt of all necessary corporate and regulatory approvals, including Exchange acceptance. All securities issued in connection with the Loan will be subject to a statutory hold period of four months plus a day from the closing of the Loan in accordance with applicable securities legislation.

Certain insiders, including the Initial Lenders, participating in the Loan are considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the Loan and issuance of Loan Bonus Warrants is considered to be a "related party transaction" within the meaning of MI 61-101 but each is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in section 5.5(a) and 5.7(a) as the fair market value of the Loan and Loan Bonus Warrants is not more than 25% of the Company's market capitalization.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation that are not historical facts. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include, but are not limited to, statements with respect to the expectations of management regarding the use of proceeds of the Loan, the issuance of the Loan Bonus Warrants, and the closing of the Loan. Although the Company believes that and the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including that the proceeds of the Loan may not be used as stated in this news release, and those additional risks set out in the Company's public documents filed on SEDAR+ at www.sedarplus.ca and with the United States Securities and Exchange Commission filed on EDGAR at www.sec.gov. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.